EXHIBIT 99.1

Student Transportation Inc. Completes Acquisition in Maryland

New State for Growth Added to Company’s Operational Footprint

WALL, N.J., Aug. 23, 2017 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB) today announced its School Transportation Group has closed the acquisition of a student transportation company in Maryland which is a new state for STI. With annual revenue of approximately $8.5 million, the acquisition will add more than 125 revenue vehicles to STI’s existing fleet.

“We are very pleased to announce the addition of Annapolis Bus Company, Inc. to our family of companies. This is a well-respected family business that has a great reputation in the Annapolis, Maryland area providing safe and reliable school and local transportation for many years,” stated Patrick Vaughan, President of STI’s School Transportation Group. “We welcome industry veteran Ross Cohen, his two sons and his experienced team of management, drivers and maintenance technicians to our STI Family. They fit very well with our family culture, our emphasis on safety and providing great local service. Maryland is a new state for us and this acquisition will allow us to build regional density in the Mid-Atlantic region where many school districts are in need of quality, comprehensive transportation solutions. Maryland has many contracted operations as well as school district owned and operated fleets and, as partners with Ross and his team, we feel we can grow in the area by demonstrating to these district-owned operations the need to concentrate on education and use our expertise on creating effective transportation solutions for parents and students.”

There are multiple transportation contracts with the school district that include five-year base terms with seven one-year customer renewals and price increasing components as well. The school district has approved the transfer of the contract and historically has renewed the contract options. The Company also provides service to various charter and private schools in the Annapolis area.

“We are glad to have closed this transaction just at the official start of the school year so we can get a full year of operations under the new contract. Ross and I are confident that there will be a smooth transition and nice start to the school year. Our regional team is on the ground assisting with the start up. We are very fortunate our existing customers always provide a great reference on our behalf to new customers so they can learn more about us. The district was excited to hear from so many of them and I’m sure they will enjoy how we work together on solving transportation issues,” added Vaughan.

About Student Transportation Inc.
Founded in 1997, Student Transportation Inc. (STI) is an industry leader in safety and North America’s largest independent provider of school bus transportation services. STI operates the youngest fleet in the business with more than 13,500 vehicles, providing customers with the highest level of safe and reliable student transportation, management, logistics and technology solutions possible. STI’s services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements
Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
(843) 884-2720
dcoupe@ridesta.com